Filed by Churchill Capital Corp IX pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp IX (File No. 001-42041)

On July 31, 2025, Plus Automation, Inc. (“Plus”), issued the below press release announcing its latest key performance metrics.

PlusAI Announces Key Performance Indicators for Commercial Readiness

•	PlusAI is demonstrating steady progress toward commercial launch of factory-built autonomous trucks in 2027

•	The KPIs reflect SuperDrive’s safety, autonomy, and scalability, backed by real-world testing, proprietary data, and end-to-end AI architecture

•	Initial launch is expected to be in the Texas Triangle, then expand to other freight corridors in the U.S. and Europe

Santa Clara, Calif. – July 31, 2025 – PlusAI, an artificial intelligence company commercializing AI-based virtual driver software for factory-built autonomous commercial trucks, today announced the release of its set of key performance indicators (KPIs) designed to track progress towards commercial readiness of SuperDriveTM. In the first half of 2025, PlusAI achieved significant advancements in autonomous performance metrics, reaching 86% Safety Case Readiness (SCR), 98% Autonomous Miles Percentage (AMP), and 76% Remote Assistance Free Trips (RAFT), up from 75%, 97%, and 69% respectively in the second half of 2024. As PlusAI transitions to a public company, it intends to report these KPIs regularly to provide transparency on its path to commercial launch in Texas in 2027.

For commercial launch, PlusAI is targeting 100% Safety Case Readiness, and more than 90% Remote Assistance-Free Trips. Achieving these milestones will demonstrate that PlusAI’s fully autonomous virtual driver system, SuperDrive, has the safety, performance, and operational efficiency required for real-world commercial deployment, enabling trucking fleet operators to complete entire routes without human intervention. PlusAI is currently conducting public road testing in Texas and Sweden with customer fleet trials scheduled for fall of 2025.

“We have a clear roadmap to the commercial launch of SuperDrive,” said David Liu, CEO and Co-Founder of PlusAI. “By publicly sharing these performance metrics on a regular basis, we’re demonstrating our unwavering commitment to the safe and scalable deployment of factory-built autonomous trucks. We believe it’s essential for partners, customers, regulators, and all road users to have visibility into our safety-driven progress and our disciplined approach toward commercializing autonomous driving technology.”

PlusAI has deployed autonomous driving technology across over five million miles of driving in the U.S., Europe, and Asia. These real-world operations have generated a proprietary dataset that fuels PlusAI’s technology development. Leveraging this data and advanced generative AI models, PlusAI has built a generalizable “driving intelligence” platform using auto-labeling, model distillation, and highly optimized in-vehicle neural networks.

Safety Case Readiness

For safety assurance, PlusAI uses the safety case approach that is best practice in safety-critical industries including aviation, nuclear, automotive, and oil and gas. The PlusAI Safety Case Readiness (SCR) metric measures how mature and complete its underlying Safety Case Framework (SCF) is for SuperDrive to operate safely. The SCF is built on a multi-tiered structure of safety claims, sub-claims, and supporting evidence, organized around five core pillars that cover underlying architecture, processes, performance, and maintenance needed for safe operations. Specifically:

1.	Understand – Establishes safety foundations through structured analysis, system definition, and hazard identification.

2.	Design – Integrates safety principles, redundancy, and fault tolerance into the AV system’s architecture and software.

3.	Develop – Verifies and validates system performance using simulation, bench tests, closed-course, and public road testing.

4.	Prove – Measures safety performance through data analysis and continuous improvement of metrics and safety cases.

5.	Deploy – Ensures safe deployment and maintenance through configuration control, release management, and in-field monitoring.

The PlusAI Safety Case Framework supports transparency and accountability by sharing key elements of the framework with stakeholders and by aligning with industry standards and best practices in automated vehicle safety assurance. It provides the basis for PlusAI’s risk-based approach to safety validation and helps inform regulatory engagement, operational readiness, and product maturity.

Autonomous Miles Percentage

To assess the performance of its autonomous system, PlusAI uses the Autonomous Miles Percentage (AMP) metric. This is defined as the percentage of total distance driven by SuperDrive on a specified route that is completed under full autonomous control, without intervention from a remote operator or onboard safety driver. AMP reflects SuperDrive’s ability to sustain autonomous operation across varying conditions along a commercial corridor. AMP is a route-specific measure that quantifies the extent and reliability of SuperDrive in real-world operations. It complements PlusAI’s Remote Assistance Free Trips metric by providing a continuous measure of autonomous engagement across distance traveled and supports readiness assessments, regulatory engagement, and system maturity evaluation.

Remote Assistance Free Trips

PlusAI’s Remote Assistance Free Trips (RAFT) measure captures the percentage of autonomous trips completed without any intervention from a remote operator or an onboard safety driver on a specified commercial route. A trip is considered RAFT-compliant if SuperDrive maintains full control from departure to arrival—without any human assistance to control the vehicle. While remote assistance will always be available if needed, this metric highlights SuperDrive’s operational independence, technical maturity, and readiness for scaled deployment.

“Our AV 2.0 architecture marks a major shift in how we design and deliver autonomous driving systems. By replacing hand-written components with end-to-end AI models, we’ve simplified the overall system and accelerated performance improvements. This approach ensures we’ll be ready for broad deployment as soon as our factory-built autonomous trucks begin production in 2027. We’re excited to be at the forefront of autonomous driving technology,” said Tim Daly, Chief Architect at PlusAI.

About PlusAI

PlusAI is an artificial intelligence company pioneering AI-based virtual driver software for factory-built autonomous trucks. Headquartered in Silicon Valley with operations in the United States and Europe, PlusAI was named by Fast Company as one of the World’s Most Innovative Companies. Partners including TRATON GROUP’s Scania, MAN, and International brands, Hyundai Motor Company, Iveco Group, Bosch, and DSV are working with PlusAI to accelerate the deployment of next-generation autonomous trucks. PlusAI announced in June 2025 that it plans to go public via a merger with Churchill Capital Corp IX (NASDAQ: CCIX). For more information, visit www.plus.ai or follow PlusAI on LinkedIn and YouTube.

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Media Contact:

Lauren Kwan, pr@plus.ai

Investor Relations Contact:

Derrick Nueman, ir@plus.ai

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the value of autonomous driving solutions; projections of development and commercialization costs and timelines; expectations regarding Plus’s ability to execute its business model and the expected financial benefits of such model; expectations regarding Plus’s ability to attract, retain, and expand its customer base; Plus’s deployment of virtual driver software; Plus’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; future ventures or investments in companies, products, services, or technologies; development of favorable regulations and government incentives affecting Plus’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for Plus to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Plus and Churchill IX.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Plus is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Plus’s historical net losses and limited operating history; Plus’s expectations regarding future financial performance, capital requirements and unit economics; Plus’s use and reporting of business and operational metrics; Plus’s competitive landscape; Plus’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of Plus’s business plans and the potential need for additional future financing; Plus’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Plus’s reliance on strategic partners and other third parties; Plus’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill IX could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Plus or Churchill IX; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill IX or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill IX’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Plus, Churchill IX or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Plus’s and Churchill IX’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Plus and Churchill IX may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill IX is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill IX, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill IX, Plus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill IX’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill IX’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Churchill IX with the SEC. You can find more information about Churchill IX’s directors and executive officers in Churchill IX’s final prospectus related to its initial public offering filed with the SEC on May 1, 2024 and in the Annual Reports on Form 10-K filed by Churchill IX with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.